Exhibit 99.1

Renren Announces Unaudited Second Quarter 2011 Financial Results

BEIJING, China, August 12, 2011 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), the leading real-name social networking internet platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

•	Total net revenues were US$30.4 million, a 53.2% increase from the corresponding period in 2010.

•	Online advertising revenues were US$16.9 million, a 93.8% increase from the corresponding period in 2010.

•	Gross profit was US$24.6 million, a 62.8% increase from the corresponding period in 2010.

•	Net income was US$0.8 million, compared to a net loss of US$25.5 million for the corresponding period in 2010.

•	Adjusted net income[1] was US$2.3 million, compared to US$5.2 million adjusted net income in the corresponding period in 2010.

“We are pleased to report a strong second quarter. We have seen continued steady growth of our user base and their engagement level in this quarter, despite intensified competition in the social networking and social media market in China,” said Joseph Chen, Chairman and Chief Executive Officer. “Our consistent focus on the real-name nature of our platform, as well as our user quality and engagement level, has proved to be sustainable in the rapidly-evolving internet industry in China.”

“We will continue to invest heavily in R&D, particularly in our mobile platform, to anticipate accelerated pace of changes in the internet industry in China. We believe Renren’s differentiated real-name nature and innovative integration with other services on the Renren platform position us well for the future growth in this dynamic market.” Mr. Chen added.

Hui Huang, Renren’s Chief Financial Officer, commented, “Renren has achieved both operating income and net income profitability in the second quarter. While we will continue to invest heavily in R&D, sales & marketing and new products & services, we will also strive to continuously improve our execution capabilities and organizational efficiency. For example, we are experiencing rapidly growing brand strength and transaction volume in our social commerce business, Nuomi, with a relatively cost efficient model, due to Nuomi’s integration with our Renren platform and user base. “

[1]

Adjusted net income (loss) is a non-GAAP measure, which is defined as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of our then outstanding series D warrants (which had been fully exercised by the end of 2010) and amortization of intangible assets.

Second Quarter 2011 Results

Net revenues for the second quarter of 2011 were US$30.4 million, representing a 53.2% increase from the corresponding period in 2010.

Online advertising revenues were US$16.9 million, representing an increase of 93.8% from the corresponding period in 2010. The significant increase was attributable to the growth of the Company’s SNS platform and user base, as well as the increased adoption of SNS among advertisers in China as an effective advertising channel. The number of our activated users increased from approximately 96.8 million as of June 30, 2010 to approximately 124.2 million as of June 30, 2011. Monthly unique log-in users increased from approximately 25.0 million in June 2010 to approximately 34.4 million in June 2011.

Internet Value-Added Services (IVAS) revenues were US$13.5 million, representing a 21.5% increase from the corresponding period in 2010. Within IVAS revenues, online game revenues were US$10.2 million for the second quarter of 2011, a 17.1% increase from the corresponding period in 2010. Other IVAS revenues were US$3.3 million for the second quarter of 2011, a 37.2% increase from the corresponding period in 2010. Within other IVAS revenues, Renren’s social commerce service, Nuomi, which was launched on June 23, 2010, recorded US$1.1 million of net revenues for the second quarter of 2011.

Cost of revenues was US$5.8 million, a 22.5% increase from the corresponding period in 2010. Cost of revenues for the second quarter of 2011 included US$28,000 for Nuomi.

Gross profit was US$24.6 million, a 62.8% increase from US$15.1 million in the corresponding period in 2010. Gross margin improved to 81.0% from 76.2% in the corresponding period in 2010, as a result of the operating leverage.

Operating expenses were US$23.9 million, a 86.4% increase from the corresponding period in 2010. Operating expenses in the second quarter of 2011 included US$5.6 million expenses incurred on our social commerce service, Nuomi. Excluding Nuomi, the operating expenses in the second quarter of 2011 would be US$18.3 million, a 43.6% increase from the corresponding period in 2010.

Selling and marketing expenses were US$13.1 million, a 135.2% increase from the corresponding period in 2010, primarily due to the Company’s advertising campaigns for Nuomi, increased promotion expenses for new games launched, and increased salaries and sales commission for advertising sales team attributable to increased advertising sales.

Research and development expenses were US$7.7 million, a 32.2% increase from the corresponding period in 2010, primarily due to the increase in salaries.

General and administrative expenses were US$3.1 million, a 115.9% increase from the corresponding period in 2010, primarily due to the growth of the company size and business operations.

Share-based compensation expenses, which are all included in the operating expenses, were US$1.4 million, compared to US$0.7 million in the corresponding period in 2010.

Net income was US$0.8 million, compared to a net loss of US$25.5 million in the corresponding period of 2010. Excluding Nuomi, net income in the second quarter of 2011 would be US$5.0 million compared to a net loss of US$25.4 million in the corresponding period of 2010.

Adjusted net income (non-GAAP) was US$2.3 million in the second quarter of 2011, compared to US$5.2 million in the second quarter of 2010. Excluding Nuomi, net income in the second quarter of 2011 would be US$6.5 million, a 23.4% increase from the second quarter of 2010. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of our then outstanding series D warrants (which had been fully exercised by the end of 2010) and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$33.5 million to US$35.5 million in the third quarter of 2011, representing 54% to 63% year-over-year growth. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Renren’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on Thursday, August 11, 2011 (Beijing/Hong Kong Time: 8:00 a.m., Friday, August 12, 2011).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode Renren, 10-15 minutes prior to the initiation of the call.

U.S. Dial In: +1 (866) 713 8310

China Toll Free: 10 800 130 0399, 10 800 852 1490, or 10 800 152 1490

Hong Kong Toll: +852 30021672

International Dial In: + 1 (617) 597 5308

Participant Passcode: Renren

A replay of the call will be available for one week and dial in information is as follows:

Replay

U.S. Dial In: +1 (888) 286-8010

International Dial In: +1 (617) 801-6888

Passcode: 32759918

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for six months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real-name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website renren.com, the online games center game.renren.com, the social commerce website nuomi.com, and the newly launched professional and business social networking service website jingwei.com. It had approximately 124.2 million activated users as of June 30, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the third quarter 2011 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, change in fair value of warrants and amortization of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measure to the comparable GAAP financial measure” at the end of this release.

For more information, please contact:

Margaret Shi

Investor Relations Manager

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: margaret.shi@renren-inc.com

Caroline Straathof

IR Inside

Tel: (the Netherlands) +31 6 5462 4301

Tel: (China): +86 136 9310 5055

Email: info@irinside.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares, per shares, ADS, and per ADS data)	December 31, 2010	June 30, 2011
ASSETS

Current assets:
Cash and cash equivalents	$136,063	$1,145,802
Short-term investments	62,318	83,073
Accounts receivable, net	12,815	18,504
Prepaid expenses and other current assets	7,274	11,721
Amounts due from related parties	218,456	146
Deferred tax assets-current	593	726

Total current assets	437,519	1,259,972

Non-current assets:
Equipment, net	11,307	11,557
Intangible assets, net	2,747	2,585
Goodwill	4,420	4,523
Long-term investment	—	2,318
Deferred tax assets-noncurrent	481	767

Total non-current assets	18,955	21,750

TOTAL ASSETS	$456,474	$1,281,722

LIABIILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$6,443	$14,117
Accrued expenses and other payables	14,408	22,950
Amounts due to related parties	—	48
Deferred revenue	4,476	6,952
Income tax payable	64	1,521

Total current liabilities	25,391	45,588

Non-current liabilities:
Deferred tax liabilities-noncurrent	516	520

Total non-current liabilities	516	520

TOTAL LIABILITES	25,907	46,108

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)-Continued

Commitments
Series C convertible redeemable preferred shares ($0.001 par value; 215,959,520 shares authorized, issuance price $0.223 per share; 128,048,440 and nil shares issued and outstanding as of December 31, 2010 and June 30, 2011, respectively, liquidation value of $26,713)	28,520	—
Series D convertible redeemable preferred shares ($0.001 par value; 434,204,890 shares authorized, redemption and issuance price $0.993 per share; 434,204,890 and nil shares issued and outstanding as of December 31, 2010 and June 30, 2011, respectively, liquidation value of $403,854)	571,439	—
Shareholders’ Equity (Deficit):
Series A convertible preferred share (US$0.001 par value, 100,000,000 shares authorized, 85,100,000 and nil issued and outstanding as of December 31, 2010 and June 30, 2011, respectively, liquidation value $85 as of December 31, 2010)	85	—
Series B convertible preferred share (US$0.001 par value, 100,000,000 shares authorized, 81,501,540 and nil issued and outstanding as of December 31, 2010 and June 30, 2011, respectively, liquidation value $82 as of December 31, 2010)	82	—
Ordinary Shares (US$0.001 par value, 2,000,000,000 shares authorized, 211,383,000 and 1,176,064,999 issued and outstanding as of December 31, 2010 and June 30, 2011, respectively)	211	1,176
Additional paid-in capital	9,470	1,400,791
Subscription receivable	(4,909)	—
Accumulated deficit	(223,572)	(225,421)
Statutory reserves	2,595	2,595
Accumulated other comprehensive income	46,646	55,940

Total Renren’s shareholders’ equity (deficit)	(169,392)	1,235,081

Noncontrolling Interests	—	533

Total Equity	(169,392)	1,235,614

LIABIILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY (DEFICIT)	$456,474	$1,281,722

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares, per shares, ADS, and per ADS data)	June 30, 2010	March 31, 2011	June 30, 2011
Net revenues
Online advertising	$8,708	$8,130	$16,874
IVAS	11,126	12,422	13,521

Total net revenues	19,834	20,552	30,395
Cost of revenues	(4,714)	(4,069)	(5,775)

Gross profit	15,120	16,483	24,620
Operating expenses:
Selling and marketing	(5,591)	(9,776)	(13,150)
Research and development	(5,827)	(8,425)	(7,704)
General and administrative	(1,432)	(2,957)	(3,092)

Total operating expenses	(12,850)	(21,158)	(23,946)

Income (loss) from operations	2,270	(4,675)	674
Other non-operating income	—	—	144
Change in fair value of warrants	(28,720)	—	—
Exchange gain on dual currency deposit	1,476	2,013	—
Interest income	92	323	739

Income (loss) before provision of income tax, non-controlling interests and discontinued operations	(24,882)	(2,339)	1,557

Income tax (expense) benefit	530	(261)	(814)

Income (loss) from continuing operations	(24,352)	(2,600)	743

Discontinued operations:
Loss on disposal of discontinued operations	(1,161)	—	—

Loss on discontinued operations, net of tax	(1,161)	—	—

Net loss attributable to noncontrolling interests	—	—	8
Net income (loss)	$(25,513)	$(2,600)	$751

Net income (loss) per share, basic	$(0.10)	$(0.01)	$0.00
Net income (loss) per ADS, basic	$(0.31)	$(0.04)	$0.00
Net income (loss) per share, diluted	$(0.10)	$(0.01)	$0.00
Net income (loss) per ADS, diluted	$(0.31)	$(0.04)	$0.00
Shares used in computation, basic	250,772,640	212,237,410	838,350,302
ADS used in computation, basic	83,590,880	70,745,803	279,450,101
Shares used in computation, diluted	250,772,640	212,237,410	905,170,161
ADS used in computation, diluted	83,590,880	70,745,803	301,723,387

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measure

Adjusted Net Income (Loss)

	For the Three Months Ended
(Amounts US dollars, in thousands)	June 30, 2010	March 31, 2011	June 30, 2011
Income (loss) from continuing operations	(24,352)	(2,600)	743
Add back: Shared-based compensation expenses	684	1,325	1,390
Add back: Change in fair value of warrants	28,720	—	—
Add back: Amortization of intangible assets	167	175	180

Adjusted net income (loss)	$5,219	$(1,100)	$2,313